Item 77I Terms of New or Amended Securities

Amendment of Class Z Shares

Effective October 1, 2014, the Funds Class Z shares will no longer be subject to a shareholder servicing fee.

In addition, effective October 1, 2014, the Class Z shares are available for purchase only through financial intermediaries permitted, by contract with Cohen & Steers Securities, LLC, the Funds distributor, to offer shares where neither the investor nor the intermediary will receive any commission payments, account servicing fees, record keeping fees, 12b-1 fees, sub-transfer agent fees, so called finders fees, administration fees or similar fees with respect to Class Z shares. Such intermediaries may include group retirement plans, including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans where plan level or omnibus accounts are held on the books of a Fund. Class Z shares are generally not available for purchase by retail non-retirement accounts, traditional and Roth individual retirement accounts, otherwise known as IRAs;
SIMPLE, SEP or SARSEP plans; Coverdell Education Savings Accounts; plans covering self-employed individuals and their employees (formerly Keogh/ H.R.
10 plans); or health savings accounts.